Exhibit(c)


                   Peoples Energy Corporation

     Consider Amendments to the Employee Stock Purchase Plan

                   RESOLVED, That this Board of
          Directors does hereby approve the proposed amendments to the Peoples Energy Employee
          Stock Purchase Plan as set forth in the copy of the amended Plan presented at this meeting; and

                   RESOLVED FURTHER, That the
          Secretary of the Company be, and he hereby is, directed to initial a copy of the amended
          Peoples Energy Corporation Employee Stock
          Purchase Plan presented to this Board and place it with the important papers of this meeting.